

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2021

Erik S. Nelson
Chief Executive Officer, President, and Director
UAN Power Corp
2030 Powers Ferry Road SE, Suite #212
Atlanta, GA 30339

   Re: UAN Power Corp
    Registration Statement on Form 10-12G
    Filed August 4, 2021
    File No. 000-54334

Dear Mr. Nelson:

  We issued comments on the above captioned filing on August 30, 2021. On September 30, 2021, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

  As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

  Please contact Gregory Herbers at 202-551-8028 or Pam Howell at 202-551-3357 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction

cc: Michael Littman